Exhibit 99.1

Nvni Group Receives Nasdaq Notice Regarding Market Value of Listed Securities

NEW YORK, February 3, 2026 (GLOBE NEWSWIRE) -- Nvni Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of private software companies in Latin America, announced that it received a notice from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(2), which requires a minimum Market Value of Listed Securities (“MVLS”) of $35 million.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days, or until July 27, 2026, to regain compliance. To regain compliance, the Company’s MVLS must close at $35 million or more for a minimum of ten consecutive business days. During this period, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “NVNI”.

The Company intends to monitor its MVLS and evaluate available options to regain compliance. There can be no assurance that the Company will be able to regain compliance within the compliance period.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b).

About Nuvini

Headquartered in Sao Paulo, Brazil, Nuvini is building Latin America’s premier software holding company. The Company acquires and partners with profitable software businesses across the region, enabling them to become leaders in their respective industries.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements involve risks and uncertainties that may cause actual results to differ materially. The Company assumes no obligation to update these statements except as required by law.

Investor Relations Contact:

Sofia Toledo

ir@nuvini.co